Mail Stop 0408


								April 13, 2006






Mr. John W. Allison
Chairman and Chief Executive Officer
Home Bancshares, Inc.
719 Harkrider
Conway, Arkansas 72032


Re: 	Home Bancshares, Inc.
      Registration Statement on Form S-1
      File No. 333-132427
      Filed March 14, 2006
      Registration Statement on Form 10
      File No. 000-51904
      Filed April 7, 2006



Dear Mr. Allison:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Table of Contents
1. Please delete the last sentence in the second paragraph. It is inappropriate to suggest that you are not responsible for the accuracy of the information in the prospectus.


Summary, page 1

2. Please revise your discussion of "de novo banks," on page 1, to explain the term.

3. Please revise the section entitled "Our Market Areas," on page
4,
to update the data from June 30, 2005 to a more recent date, if possible.

4. Please revise the section entitled, "The Offering," on page 6, as follows:
* disclose how many of the over 1 million stock options are exercisable; and
* disclose that as soon as practicable after the offering is completed, you intend to convert the preferred stock into over 2 million shares.


Summary Consolidated Financial Data, page 7
5. We note that you have presented various non-GAAP measures throughout your filing. In all places within your document where you have included a non-GAAP measure, please include the cross reference page number to the non-GAAP tabular reconciliation.


Risk Factors, page 9
6. Please revise the risk factor, on page 13, relating to interest rates as follows:
* tailor the discussion to apply to your particular loan portfolio, for instance the extent to which you have long term or short term low interest loans and the extent to which your loans are fixed or floating rates; and
* revise the discussion to discuss the recent trends in interest rates to your particular situation.

7. Please revise the risk factor, on page 14, relating to dilution as follows:
* quantify the extent of dilution that will result immediately after the offering when you convert the preferred stock to common; and
* quantify the extent of dilution that would result if all of the options that are exercisable after the offering are exercised.


Results of Operations as of and for the Years Ended December 31, 2005, 2004, and 2003

Noninterest Income, page 30
8. We note that in 2005 you recognized a gain of the sale of an equity investment and that this gain was deferred due to the financing of the purchase price. Please revise here and in your footnotes to the financial statements to discuss the nature of the transaction and how you determined the appropriateness of the accounting treatment.


Allowance for Loan Losses, page 38
9. We note that charge-offs increased by $1.5 million in 2004 compared to 2003, primarily related to a former loan officer`s portfolio. Please revise to discuss the nature of the charge-offs and the involvement of the former loan officer in the charged off loans.


Executive Compensation and Other Benefits, page 72
10. Please explain why in 2005 you did not pay any salary or bonus to your Chairman and Chief Executive Officer but did pay salary and bonuses to the Presidents of your subsidiaries. Please disclose whether there will be a material change in his compensation for 2006.


Stock Option/SAR Grants and Aggregated Option /SAR Exercises, page
73
11. Please disclose the basis for you determination that the "year end price" for your common stock was $12.67 per share given the fact that there is no public market for your common stock.


Certain Transactions and Business Relationships, Page 77
12. It appears that the acquisitions of Twin City and Marine Bank appear to be transactions requiring disclosure pursuant to Item
404
of Regulation S-K.  Please advise or revise.

13. With regard to real estate transactions, the disclosure threshold is the amount of the transaction ($60,000), not whether an individual affiliate received that much from it. Please revise.


Principal Shareholders, page 78
14. Please revise the footnote regarding the over seven percent of the shares held in a blind trust for your former Vice Chairman, Mr.
Adcock, to disclose the name of the trustee.


Lock-Up Agreements, page 96
15. Please disclose whether the over seven percent of the shares held in a blind trust for your former Vice Chairman, Mr. Adcock, are subject to the lock-up agreements.


Home BancShares, Inc. Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3
16. Please revise your audit opinion to disclose the city and state where the opinion was issued.


Consolidated Statements of Income, page F-5
17. Please revise your presentation to disclose net income available to common shareholders.


Consolidated Statements of Stockholders` Equity, page F-6
18. We note that you have a line item in your Accumulated Other
Comprehensive Income which is the "Net change in equity in unconsolidated affiliates accumulated other comprehensive income." Please revise to disclose the nature of this line item and the authoritative basis for your accounting treatment.




Note 1: Summary of Significant Accounting Policies

Operating Segments, page F-11
19. We note that your bank is organized on a subsidiary bank-by-bank basis upon which management makes decisions about resource allocation and to assess performance, which clearly meets the definition of a segment under paragraph 10 of SFAS 131. Please revise to provide the disclosures required by paragraph 25 of that standard. Similarly, revise MD&A to provide a discussion of your segment results.


Foreclosed Assets Held for Sale, page F-13
20. We note that properties acquired through or in lieu of foreclosure to be sold "are initially recorded at fair value at the date of foreclosure." If true, please revise your disclosure to state that you are recording the foreclosed assets at a value which is the lower of cost or market.


Derivative Financial Instruments, page F-14
21. Please revise to describe the terms of the swap and the hedged item, and the specific methodology used to test hedge effectiveness of your SFAS 133 fair value hedge, as well as how often those tests are performed. If you have elected to use the shortcut method of assessing hedge effectiveness, please clarify how you have met the requirements of paragraph 68 of SFAS 133.


Stock Option Plan, page F-16
22. Please revise your presentation to present net income available to common shareholders for each period presented as the starting point for your basic pro forma earnings per share calculation.


Note 2: Acquisitions, page F-17
23. Please revise to present a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date as required by paragraph 51(e) of SFAS 141, and to include pro forma income statements required by paragraph 55 of SFAS 141.

24. We note that you have provided stock as consideration in your acquisitions. In the absence an active market for your stock, please revise to disclose how you determined the value of the common stock and preferred stock consideration provided in each acquisition.

25. Please tell us how the values assigned to the shares issued in your acquisitions relate to the estimated offering price of your common stock. In your analysis, please include the following:
* discuss and quantify the impact on your fair value of any events that occurred between the dates the shares were issued and the date the registration statement was filed.
* reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values asserted in your analysis.
* describe significant intervening events within the company and the broader market that explain the changes in fair value of your common stock up to the filing of the registration statement.
* highlight any transactions with unrelated parties believed to be objective evidence of fair value, including your issuances of convertible preferred shares.
* tell us the date you initiated discussions with the underwriters.
We will defer review of this information until the pricing information is completed in your document.

26. We note on page 12, that you are considered by the Federal Reserve to be "a source of financial strength for White River Bancshares, Inc" and that you may be required to make additional contributions in order for White River to meet its capital requirements. Here and in your table of "Off -Balance Sheet Arrangements and Contractual Obligations table" please revise to quantify the legal obligations you have to support White River Bancshares.

27. Either here or in MD&A, please revise to discuss the factors which lead to the net loss on your investment in White River
Bancshares in 2005.

28. We note that TCBancorp and Marine Bancorp had debt obligations which you assumed in the acquisitions. Please revise to disclose how you considered the existence of an intangible for the valuation of above or below market debt at the date of acquisition.

29. We note that the descriptions of your directors and officers on page 68 indicate that some of these officers had ownership interests in TCBancorp and Marine Bancorp at the date you acquired these entities in 2005. Either here or in your related party footnote disclosure, please set forth the ownership percentages of your directors in all of the entities you acquired in 2005 as of the date of the acquisitions.


Note 3: Investment Securities, page F-18
30. We note that you have significant investments in "U.S.
Government
Agencies."   Because debt securities issued by Government-
Sponsored
Enterprises (GSEs), such as Fannie Mae, Freddie Mac and the
Federal
Home Loan Banks, are not backed by the full faith and credit of the
United States government, please revise to separately disclose these securities as investments in Government-Sponsored Entities.

31. We note that you have an investment in U.S. Government
Agencies
which are in a significant loss position as of December 31, 2005.
Please revise your footnote to disclose the nature of these investments and to discuss the specific nature of the loss and to clarify why it is not other then temporary.

32. We note in 2005 that you recognized $593,000 of losses on the sale of investment securities. Please revise your income statement to present your net loss on the sale of investment securities as a separate line item. Refer to Rule 9-04(13)(h) of Regulation S-X.


Note 4: Loans Receivable and Allowance for Loan Losses
33. We note from the disclosure on page 54 that during the acquisition of Mountain View Bancshares an impairment charge was recognized on the acquired loans, which reduced the "acquired allowance for loan and leases losses", and we note that you have a line item in your roll-forward labeled the allowance for "acquired institutions." The recognition of an acquired allowance does not appear to be consistent with the guidance of paragraph 4 of SOP 03-3.
Please tell us how you determined the accounting treatment applied for your 2005 acquisitions is consistent with SOP 03-3.

34. We note that you have loans held for sale as of the end of the year and that you have historically engaged in sales of loans. Please revise your footnote to disclose your accounting treatment of loans held for sale and revise you balance sheet to present loans held for sale as a separate line item. Refer to paragraphs 28 and 29 of SFAS 65.

35. Please revise your income statement to present as a single line item the net gain or loss from the sale of loans.

Note 5: Goodwill and Core Deposit Intangibles, page F-22
36. We note in 2004 you sold a branch to TCB which resulted in the recording of a $1.3 million reduction in goodwill and core deposit intangibles. Please revise to describe in more detail the nature of the transaction and the basis for accounting for the transaction as a
reduction in goodwill and intangible assets "due to the sale being within one year of the acquisition date." Include the accounting literature upon which you relied in your revisions.


Note 15: Related Party Transactions, page F-33
37. We note that at the date of the acquisition of Marine Bancorp, your Chairman and Chief Executive Officer owned 22% of Marine Bancorp`s outstanding shares. Please revise to quantify the dollar amount of consideration paid to your Chairman and Chief Executive Officer through the acquisition of Marine Bancorp.


Note 16: Leases, page F-33
38. Please revise to disclose your accounting policy for operating lease expense. Refer to paragraph 15 of SFAS 13.




Audited Financial Statements of TCBancorp, Inc.

Report of Independent Registered Public Accounting Firm, page F-44
39. Please revise your audit opinion to disclose the city and state where the opinion was issued.


Audited Financial Statements of Marine Bancorp, Inc.

Note 1: Description of Business and Summary of Significant
Accounting
Policies
Premises and Equipment, page F-74
40. We note that your accounting policy for the leasehold improvements includes the amortization of the asset over the lease term, including renewal options. The inclusion of the renewal periods is not consistent with the definition of lease term as defined in paragraph 5(h) of SFAS 13. For all periods presented, please tell us the dollar amount of the impact of including these renewal periods in the amortization of leasehold improvements.


Audited Financial Statements of Mountain View Bancshares, Inc.

Note 11: Disclosures about Fair Value of Financial Instruments
Cash and Cash Equivalents and Internet Receivable, page F-102
41. Please revise to describe the nature of the internet receivable and disclose how it met the requirements of paragraph 8 of SFAS 95 to be classified as cash and cash equivalent.


General
42. Please include an updated consent from your independent accountants in the pre-effective amendment.

43. Please update the financial statements under Rule 3-12 of Regulation S-X, as applicable.





Exhibits
44. Please file missing exhibits including the underwriting agreement and the legal opinion.

45. The acquisition agreements in the last three years appear to be material agreements that should be filed. Please advise or revise.




Form 10
46. We note that you have filed a Form 10 which incorporates all required information by reference to your registration statement.
Please amend your Form 10 to reflect all comments issued regarding your registration statement.



      * * * * * * * * * * * * *



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Margaret E. Fitzgerald at (202) 551-3556 or Kevin L. Vaughn at 202-551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at
(202)
551-3448 with any other questions.




						Sincerely,



						Mark Webb
						Legal Branch Chief



cc. 	John S. Selig, Esquire
      Mitchell Williams, Selig, Gates & Woodyard, P.L.L.C.
      Suite 1800
      425 West Capitol Avenue
      Little Rock, Arkansas 72201




Mr. John W. Allison
Home Bancshares, Inc.
April 13, 2006
Page 1